Filed by Millennium Chemicals Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Millennium Chemicals Inc.

Commission File No. 1-12091

Date: March 29, 2004

This filing contains slides used by Millennium in a presentation to senior leaders and employees on March 29, 2004. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

Millennium/Lyondell Announcement

Leadership Meeting March 29, 2004

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, the parties’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s and Millennium’s respective managements and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004. Additional factors that could cause Millennium’s results to differ materially from those described in the forward-looking statements can be found in Exhibit 99.1 to Millennium’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004 (the “Millennium 10-K”).

Lyondell and Millennium will file a joint proxy statement/prospectus with the SEC in connection with the proposed transaction. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590 and may be obtained free from Millennium by calling Millennium’s Investor Relations department at (410) 229-8113.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in its proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in the Millennium 10-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

What is being announced

Millennium will combine with Lyondell in a stock-for-stock transaction

• Creates the third largest independent publicly traded chemical company in North America

- Leading integrated commodity and intermediates chemical businesses with leadership positions across range of market segments

• Combined revenues of over $11 billion

• Combined market cap of nearly $4 billion

Significant Market Positions

1st Propylene oxide and styrene monomer globally

2nd Ethylene and propylene in North America

2nd TiO2 globally

2nd Acetic acid and VAM in North America

3rd Polyethylene in North America

58.75% stake in largest extra heavy crude refinery in North America

Combined 2003 Sales

Millennium Total Sales $3.6 B

Equistar 52%

TiO2 33%

Specialty Chemical 3%

Acetyls 12%

Lyondell Total Sales $10.9 B

IC&D 35%

LCR 23%

Equistar 42%

Equistar 52%

IC&D 33%

TiO2 10%

Acetyls 4%

Specialty Chemical 1%

Total Combined Sales $11.4 B

(excluding proportionate share of LCR)

Rationale for the merger

Key benefits

• Greater diversity better enables weathering of economic and industry cycles

• Increased global footprint

• Simplified ownership of Equistar, enhancing ability for future opportunities in the chemical industry

• Greater scale provides greater access to capital and other resources

• Opportunity for operational synergies

What it means to Millennium

For Investors

• Meaningful premium in stock price over current value

• Full advantage of upturn in ethylene cycle

• Diversity from more stable cash flow businesses

• Improved liquidity on a combined basis

• Simplified Equistar ownership, enhancing ability for future opportunities in the chemical industry

• Significant institutional overlap

• Increased market cap may attract new stockholders

• Attractive dividend

Combined Debt and Liquidity Management

Total Debt

($            in U.S. millions)

Lyondell Millennium

At 12/31/03 Combined (a)

Debt 7932 2150

Cash 846 268

Net Debt 7086 1882

Market Equity (approx) 4000 800

Total Market Capitalization 11086 2682

Net Debt / Total Capitalization 64% 70%

(a) including share of Equistar

Total Liquidity

($            in U.S. millions) $1709

A/R Facilities $163

Undrawn Portion of Revolvers $700

Cash $846

December 2003

Increases financial flexibility with improved leverage and increased liquidity

What it means to Millennium

For Employees

• Be a part of a larger scale company sharing same philosophy towards Operational Excellence

• TiO2 business will continue to be operated out of Baltimore, requiring both business and support services

• Acetyls to be integrated with Equistar and managed from Houston

• Will minimize reductions through attrition, hiring freeze where at all possible

What it means to Millennium

For Customers

• Lyondell has a strong commitment to Millennium’s core businesses and customers

• Operational Excellence Model in both companies -committed to a competitive cost profile globally

• Proven expertise with technology advancements

For Communities

• Both companies strongly promote responsible safety, health and environmental principles and practices

• Top tier safety performance

How company will be structured

• During transition period, no change to existing leadership or organizational structure

• Combined company will be named “Lyondell”

• Dan Smith will continue as CEO upon merger

• Reporting structures not yet determined

Expected timing

• Expect transaction will be completed in the third quarter of 2004

• Requires shareholder approval of both companies

• Requires regulatory approval

Next Steps

• Joint Press Release issued before market opened today

• Letter from REL sent out at 9:00 A.M. to all employees

• Joint Analyst Meeting in NYC at 12 noon today-Webcast available

• Key customers, suppliers will be contacted today

• Leaders to notify employees in respective groups -Powerpoint, Q&As sent out this AM

• Dan Smith to visit Hunt Valley, RCB on Tuesday